UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

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                            ITEQ, Inc.
                         (Name of Issuer)

                   Common Stock, $0.001 par value
                  (Title of Class of Securities)

                            450430103
                          (CUSIP Number)

                         Roy T. Rimmer, Jr.
                         4550 Post Oak Place, Suite 175
                         Houston, Texas 77057
                         (713) 980-3800
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          December 8, 2000
      (Date of Event which Requires Filing of This Statement)

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If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which woudl alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 450430103     Schedule 13D       Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO.

     Roy T. Rimmer, Jr.                     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

                                                  WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                         United States
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              100,000 shares
       BENEFICIALLY      8    SHARED VOTING POWER
         OWNED BY             5,540,400 shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             100,000 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                             5,640,400 shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    19.95%

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14   TYPE OF REPORTING PERSON*

                                           IN

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

CUSIP NO. 450430103     Schedule 13D       Page 3 of 5 Pages

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     Item 1. Security and Issuer

     Title of Class of  Equity  Securities:  Common  Stock,
     $0.001 par value per share

     Issuer:

                       ITEQ, Inc.
                       2727 Allen Parkway, Suite 760
                       Houston, Texas 77019

     Item 2. Identity and Background

     Roy T. Rimmer, Jr. ("Rimmer") is Chairman, President and 99% majority shareholder of Producers Pipeline Corporation ("PPC") which is the record holder of 100,000 shares of the Securities reported herein. The principal business PPC is oil and gas production and its business address is 4550 Post Oak Place, Suite 175, Houston, Texas, 77027. The principal occupation of Rimmer is serving as Chairman of PPC. Rimmer is a citizen of the United States of America.

     Rimmer is deemed to be a 10% owner of the Issuer's Common Stock by virtue of his voting rights that he may exercise with respect to 5,540,400 shares of Common Stock held by LJH Corporation ("LJH"). Rimmer has no pecuniary interest, indirect or direct, in those shares.

     Lacy J. Harber ("Harber") is Chairman, President and sole shareholder of LJH, Corporation ("LJH"), which is the record holder of 5,540,400 shares of Common Stock reported herein. The principal business of LJH is investments and its business address is 377 Neva Lane, Denison, Texas, 75020. The principal occupation of Lacy J. Harber is self-employed investor and serving as Chairman of LJH. Lacy J. Harber is a citizen of the United States of America.

     During the last five years, neither LJH, Harber, PPC or Rimmer have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration
     N/A

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CUSIP NO. 450430103    Schedule 13D         Page 4 of 5 Pages
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     Item 4. Purpose of Transaction

     Rimmer acquired through PPC the shares of Common Stock of the Issuer reported herein for investment purposes and subject to the conditions set forth below, reserves the right to make additional purchase or sales of the Common Stock in the future. As the primary goal of the Reporting Person is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price ofthe Common Stock, stock market conditions and business prospects of the Issuer.


     Except as described below, Rimmer has no current plans or proposals which relate to or would result in:

     (a) The acquistion by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assests of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or managment of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer.
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;
     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquistion of control of the Issuers by any person;
     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"), or;
     (j)  Any action similar to any of those enumerated above.


CUSIP NO. 450430103         Schedule 13 D            Page 5 of 5 Pages
_____________________________________________________________________________

     Item 5. Interest in Securities of the Issuer

     Rimmer beneficially owns 100,000 shares of Common Stock and is deemed to be beneficial owner of 5,540,400 shares of Common Stock held by LJH by virtue of his voting rights, which together constitutes 19.95% of the Company's outstanding shares of Common Stock, based upon 28,265,744 outstanding as of November 9, 1999. Rimmer shares the power to vote 5,540,400 shares fof Common Stock and the sole power to dispose of the 100,000 shares of Common Stock he beneficially owns.

     There have been no transactions since the most recent filing.


     No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned.


     Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Except for the relationship with Lacy harber, Rimmer does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

     Item 7.  Materials to be Filed as Exhibits
      None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     January 3, 2001
                             By: /s/ Roy T. Rimmer, Jr.